September 30, 2013

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Re:    Kingsway Financial Services Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 22, 2013
File No. 001-15204

Dear Mr. Rosenberg:

Kingsway Financial Services Inc. (the “Company”) has received and reviewed your letter dated September 17, 2013, regarding the Commission’s review of the above mentioned filing and has submitted its response below.

Form 10-K for the fiscal year ended December 31, 2012
Notes to Consolidated Financial Statements
Note 11 Intangible Assets, page 69

Comment:

Please provide us a robust analysis supporting your conclusion that renewal rights at January 1, 2011 became indefinite-lived intangible assets and no longer subject to amortization. In addition, please explain why these rights were not impaired at December 31, 2012, given your risk factor disclosures on pages 19 and your assertions on page 75 that your operations remain challenged and as a result the company’s ability to utilize losses reflected in its deferred tax assets is uncertain.

Company’s Response:

With respect to the first part of the Staff’s comment, below is a description of useful life analysis performed by the Company to support its conclusion that the renewal rights became indefinite-lived intangible assets at January 1, 2011:

ASC 350-30-35-9 requires an entity to “evaluate the remaining useful life of an intangible asset that is being amortized each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. If the estimate of an intangible asset's remaining useful life is changed, the remaining carrying amount of the intangible asset shall be amortized prospectively over that revised remaining useful life.”

The Company evaluates the useful lives of its intangible assets annually at December 31. For the year ended December 31, 2010, the Company concluded the following with regard to the useful lives of its intangible assets:

RPC Book & JBA Intangible Assets:

On June 14, 2006, the Company acquired, through its subsidiary, Northeast Alliance Insurance Agency LLC (NEA), the renewal rights associated with the assigned risk programs and voluntary programs (herein referred to as the RPC Book) of the Robert Plan Corporation (RPC). The RPC Book, representing a significant share of the assigned risk and voluntary market volume generated in New York, had been administered by RPC for over fifty years. The intangible asset recognized by the Company as a result of this acquisition was being amortized on a straight-line basis over ten years.

On June 30, 2010, the Company acquired JBA Associates, Inc. (JBA). As a result of this acquisition, the Company recognized intangible assets related to retention of buyout customers and contract renewals. Prior to acquisition by the Company, JBA was the main competitor of the RPC Book of business administered by NEA. JBA had been administering the assigned risk business in New Jersey since 1995. These intangible assets were being amortized on a straight-line basis over fifteen years.

As a result of the acquisition of JBA, the Company determined that it was necessary to re-examine the useful lives assigned to both the RPC Book and JBA intangible assets. Upon review of ASC 350-30-35-4, “if no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite.” NEA and JBA service the assigned risk business in the states of New York and New Jersey and operate in the New York voluntary markets where there is limited competition for the business due to the infrastructure requirements and institutional knowledge needed to perform effectively in the assigned risk and voluntary markets serviced by NEA and JBA. NEA and JBA perform policy administration, underwriting and claims handling, which provides additional fee income and control over the RPC Book and JBA business.

Based on the above analysis, and specifically as a result of the acquisition of JBA in 2010 which eliminated the majority of the competition in the assigned risk market, the Company believes that there are no factors limiting the useful lives of the RPC Book and JBA intangibles; therefore, at December 31, 2010, the Company assigned indefinite useful lives to the RPC Book and JBA intangible assets, which was applied prospectively.

Hudson Book Intangible Asset:

On January 5, 2007, the Company purchased the rights to service the book of New York PAP business (hereinafter referred to as the Hudson Book). Since 1988, this book of business had been serviced by RPC. This intangible asset was being amortized on a straight-line basis over ten years.

The Hudson Book of business has been and continues to be a very stable book of business, as evidenced by NEA’s 23-year relationship with various insurance providers. NEA entered into a long-term contract effective January 1, 2009 with an insurance provider related to this book of business. The Company reviewed the useful life for the Hudson Book intangible and determined that there are no legal, regulatory, contractual, competitive, economic, or other factors limiting the useful life of the Hudson Book intangible asset to NEA. Given these facts, at December 31, 2010, the Company assigned an indefinite useful life to the Hudson Book intangible asset, which was applied prospectively.

With respect to the second part of the Staff’s comment, below is an explanation as to why the renewal rights were not impaired at December 31, 2012:

ASC 350-30-35-16 requires an entity to “evaluate the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful life.”

At December 31, 2012, there was no change to the legal, regulatory, contractual, competitive or economic factors surrounding the RPC Book, Hudson Book and JBA intangible assets to suggest that an indefinite useful life is no longer supported. NEA and Assigned Risk Solutions Ltd. (ARS), formerly known as JBA, continue to operate in the New York and New Jersey assigned risk and New York voluntary markets where there is limited competition.

ASC 350-30-35-18 requires the Company to review indefinite-lived intangible assets for impairment annually, or more frequently if events or circumstances indicate that the asset might be impaired, in accordance with the impairment indicators in ASC 360, Property, Plant and Equipment. Per ASC 360-10-35-29, “estimates of future cash flows used to test the recoverability of a long-lived asset (asset group) shall include only the future cash flows (cash inflows less associated cash outflows) that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset (asset group).” Additionally ASC 360-10-35-30 states that “estimates of future cash flows used to test the recoverability of a long-lived asset (asset group) shall incorporate the entity’s own assumptions about its use of the asset (asset group) and shall consider all available evidence.” For purposes of its impairment analysis, the Company estimated the future cash flows of the RPC Book, Hudson Book and JBA intangible assets over a period of ten years. The revenue streams of the business are cyclical and fluctuate consistent with the insurance markets. As such, the Company concluded that a ten-year period is a reasonable time frame to evaluate the cash flows associated with its assigned risk business. The sum of the undiscounted cash flows per the Company’s analysis was estimated to be in excess of the combined carrying value of the RPC Book, Hudson Book and JBA intangible assets; therefore, the Company concluded that the intangible assets were not impaired at December 31, 2012.

The risk factor disclosures on page 19 and the assertions on page 75 that our operations remain challenged relate to the Company as a consolidated entity. The Company conducts its business in two reportable segments, Insurance Underwriting and Insurance Services. The Company’s loss from continuing operations in 2012 was attributable to operating losses in Insurance Underwriting, corporate general expenses, interest expense and loss on change in fair value of debt. The future cash flows related to the NEA and JBA intangible assets are directly associated with the Insurance Services reportable segment, which reported segment operating income for the fiscal years ended December 31, 2012 and 2011.

Form 10-K for the fiscal year ended December 31, 2012
Notes to Consolidated Financial Statements
Note 29 Statutory Balances and Accounting Practices, page 87

Comment:

Regarding your disclosure that statutory amounts for the latest period are unaudited, please represent to us that you will remove this designation in future filings as this information is required by ASC 944-505-50-1a. To the extent you intended to express that the audits of your statutory financial statements were not yet complete at the time you issued your financial statements, we do not believe that the timing of regulatory filings is relevant to disclosures required by GAAP.

Company’s Response:

In future annual reports beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 (“2013 Annual Report”), the Company represents that it will remove the “unaudited” designation related to statutory amounts reported in accordance with ASC 944-505-50-1a.

Form 10-K for the fiscal year ended December 31, 2012
Notes to Consolidated Financial Statements
Note 29 Statutory Balances and Accounting Practices, page 87

Comment:

Although you disclose in Note 28 that each of your insurance subsidiaries, with the exception of Amigo, exceeded the 200% risk-based capital ratio threshold, please provide us proposed disclosure to be included in future periodic reports of the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in the disclosure by providing an indication of the magnitude of the excess at your insurance subsidiaries other than Amigo.

Company’s Response:

In future annual reports beginning with the Company’s 2013 Annual Report, the Company proposes to enhance its disclosure by including the amount of statutory capital and surplus necessary to satisfy regulatory requirements as required by ASC 944-505-50-1b. See “Company’s Proposed Disclosure” below for an example of the disclosure the Company would have made if it had made such disclosure in its 2012 Annual Report on Form 10-K.

Company’s Proposed Disclosure:

If the Company had made the changes noted above in its 2012 Annual Report on Form 10-K, the following paragraph would have been added to immediately follow the table on page 88 of Note 29, “Statutory Information and Policies.”:

The Company’s insurance subsidiaries are required to hold minimum levels of statutory capital and surplus to satisfy regulatory requirements. The minimum statutory capital and surplus, or company action level RBC, necessary to satisfy regulatory requirements for the Company's insurance subsidiaries collectively was $24.8 million at December 31, 2012. Company action level RBC is the level at which an insurance company is required to file a corrective action plan with its regulators and is equal to 200% of the authorized control level RBC.

In connection with the Company's response to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 847-700-9154 if you have any additional questions or need further clarification. In addition, you can also contact William A. Hickey, Jr., the Company’s Chief Financial Officer, at (847) 871-6416.

Sincerely,

/s/ Larry G. Swets, Jr.
Larry G. Swets, Jr.
President and Chief Executive Officer